November 2, 2010
Filed pursuant to Rule 433
Registration Statement No. 333-160214
3.875% SENIOR NOTES DUE 2015

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes due 2015

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2(Stable)/BBB(Stable)/BBB(Stable)

Principal Amount:	$500,000,000

Trade Date:	November 2, 2010

Settlement Date:	November 9, 2010 (T + 5)

Final Maturity:	November 9, 2015

Interest Payment Dates:	Semi-annually on May 9, and November 9, commencing on May 9, 2011

Benchmark Treasury:	1.25% UST due 10/31/15

Spread to Benchmark:	T + 275 basis points

Treasury Strike:	1.161%

Yield to Maturity:	3.911%

Coupon:	3.875%

Public Offering Price:	99.838% of principal amount

Underwriting Discount:	0.300%

Proceeds, Before Expenses:	$497,690,000

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 40 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AJ1

ISIN:	US472319AJ14

Sole Bookrunner:	Jefferies & Company, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at (201)761-7610.